UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

File No. 000-33415
Amendment No.6
to
FORM 10 - SB

GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

Cyberlux Corporation

(Name of Small Business Issuers in its charter)

Nevada	91-2048978

(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

50 Orange Road, PO Box 2010
Pinehurst, North Carolina	28374

(Address of principal executive offices)	(Zip code)

Issuer's telephone number: (910) 235-0066

Securities to be registered under section 12(b) of the Act:

Title of Each Class To be so registered	Name on each exchange on which Each class is to be registered

Securities to be registered under section 12(g) of the Act:

Common Stock, $0.001 par value per share, 20,000,000 shares authorized, 6,152,396 issued and outstanding as of December 31, 2001, the most practicable date

Forward Looking Statements

            Some of the statements contained in this Form 10-SB that are not historical facts are forward-looking statements which can be identified by the use of terminology such as estimates, projects, plans, believes, expects, anticipates, intends, or the negative or other variations, or by discussions of strategy that involve risks and uncertainties.  We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Form 10-SB, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses.  No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

1.       Our ability to attract, maintain and integrate internal management, technical information and management information systems;

2.       Our ability to remain abreast of trends in the optoelectronics industry;

3.       The level of acceptance of our products by retail merchants and their respective customers; and

4.       Our ability to address potential additional capital requirements.

            All written and oral forward-looking statements made in connection with this Form 10-SB that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Part I

          We are filing this Form 10-SB on a voluntary basis with the intention of establishing the full reporting status of Cyberlux Corporation with the SEC.  Upon the effectiveness of the Registration Statement, we will be required comply with the reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.  We are also filing to:

1.       Provide current, public information to the investment community;

2.       Expand the availability of secondary trading exemptions under the Blue Sky laws and thereby expand the trading market in our securities; and

3.       Comply with prerequisites for listing of our securities on the NASD OTC Bulletin Board.

Item 1.     Description of Business

A.         Business Development and Summary

            We were formed as a Nevada Corporation on May 17, 2000 under the name Cyberlux Corporation.  Our articles authorize us to issue up to 20,000,000 shares of common stock at a par value of $0.001 per share and 5,000,000 shares of preferred stock at a par value of $0.001 per share.  We are filing this Form 10-SB voluntarily with the intention of establishing a fully reporting status with the SEC.  Obtaining a fully reporting status is a necessary step in accomplishing our goal of having our stock listed on the OTC Bulletin Board

            Our management founded the Company to design, develop, manufacture, market and sell advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements.  Although the diode illumination industry is in its infancy, these lighting systems offer the potential to make continued advancements in illumination technology.  Light emitting diodes (LEDs) consume 90% less energy than their incandescent counterparts to produce a comparable lumen output.  Fluorescent tubes are similar to incandescent bulbs in life light by virtue of the fact that both elements burn.  Diodes do not burn.  Instead, diodes convert electrical current to electromagnetic energy that produces light without heat.  A lumen is a unit of measure used to determine light intensity.  We believe that in electrochemical (battery powered) applications, this decrease in energy consumption positions our lighting solutions as a much more durable and reliable lighting source than other alternatives.  In standard electrical current applications, the calculated life of diodes as lighting elements is over ten years versus hours for traditiona1 incandescent or fluorescent bulbs.  The performance characteristics of diminutive energy consumption and extended life have prompted LED implementation in traffic lights and brake lights, and to a lesser degree in our area of focus, diode illumination.

B.         Business of Issuer

(1)   Principal products and principal markets

            In April 1999, Research Econometrics, LLP, began an investigative research study for a new long-term interim lighting system to be used during power outages.  Research Econometrics is a limited liability partnership in which the president of Cyberlux Corporation, Donald F. Evans, was a partner.

            During the course of the research study, the newly developed bright white diode was discovered, which served to validate the intent of the study, as an economical solution to long-term battery powered interim lighting systems.  Subsequently, Cyberlux Corporation was formed to pursue development of diode illumination products.  Research Econometrics Partners founded Cyberlux and received stock therein in return for assignment of research data and a provisional patent  (see Recent Sale of Unregistered Securities page 22).

            The original patent application was filed as Electrochemical Portable Power Plant and Lighting System, September 30, 1999 and registered as a provisional patent, number 60/156/718, on October 14, 1999.  The provisional patent was assigned to Cyberlux, a corporation in formation, on March 31, 2000.  The patent application was subsequently expanded to include mechanical drawings, resubmitted as CYBERLUX STORM LIGHT on April 16, 2001 and registered as a provisional patent number 60/283/898 on July 2, 2001.  The patent  and trademark development was undertaken by the law firm of Alston and Bird, LLP on May 19, 2001.  Trademarks for Cyberlux, serial number 76/339,373 and the Home Safety Light, serial number 76/337,236 were effective on November 16, 2001 and November 12, 2001, respectively.  The comprehensive  utility patent application entitled, APPARATUS AND METHODS FOR PROVIDING EMERGENCY LIGHTING was filed by Alston and Bird on January 11, 2002.  The current status of the twenty-six patent claims contained in the application during its review period is that of Patent Pending.

             The reliable manufacture of Cyberlux designed products requires the coordination of resources to provide detailed working drawings to tool manufacturers for injection molded parts and optics; precise circuitry diagrams to receive diodes, resistors and capacitors into the electronics platform; source identification for volume supplies of batteries and diodes; packaging considerations for presentation of product and corresponding dimensions of containment's for shipping and display; and an experienced contract assembly organization with an extensive infrastructure capable of collation of all component parts, assembly, testing, packaging and inventory of the finished product(s).

              The business of the Company is conducted through outsource relationships with specific professionals who are engaged based upon tasks in which they are credentialed specialists.  Management decided from the outset that skills in industrial design, electrical engineering, injection mold development, packaging, product assembly, testing and delivery functions would, from an economic perspective, be best conducted through contract relationships with professional firms rather than through a large diverse employee base.

            During the Fall of 2000, Cyberlux identified Shelby County Community Services (SCCS), Shelbyville, Illinois, as a contract manufacture and assembly organization that was well positioned to meet our requirements.  SCCS has over a decade of successful performance on behalf of Fortune 100 companies and represented the quality of management, performance and fiscal stability that Cyberlux sought to employ in the production process.

            We entered into a Proprietary Product Manufacturing Agreement with SCCS (see Exhibit 10a) on April 24, 2001 that provides for the purchase of all component parts for our products by SCCS; conformance of parts acquired to Cyberlux specifications; exact assembly of parts in accordance with schematics; verified accountable tests of each unit prior to packaging; individual-packaging; finished goods inventory warehousing; palletized shipping containment's per purchase orders; and loading for shipment FOB Shelbyville.  Under the terms of the agreement, SCCS is initially obligated to assemble, package and ship 80,000 lights every thirty working days, unless modified by both parties.  The actual number of units produced is a function of purchase orders submitted by Cyberlux based upon purchase orders received by Cyberlux for retailers.Cyberlux has agreed to pay SCCS 112% of the costs associated with production of finished products within thirty days of the shipment date. The agreement also provides that profits for sales of replacement parts will be split 40% to SCCS and 60% Cyberlux.  SCCS has estimated that parts, components and shipping costs per unit as of the date of the agreement was $11.48.  The estimate could vary based upon market conditions and volume pricing.

            SCCS coordinates materials inventory with Cyberlux approved vendors based upon purchase orders or blanket orders for products.  Robrady Design, Inc., our industrial design firm, is instrumental in providing detailed working drawings for injection molded parts to tool manufacturers in the US and abroad.  We have retained International Consolidated Technologies (ICT), an Illinois corporation headquartered in Casey, Illinois, to produce multi-cavity steel molds and temporary molds required for proprietary injection molded parts.  The molds will be manufactured at ICT's plant in Korea and the component part manufacture will occur in Casey, IL, which is within 35 miles of the SCCS assembly operation in Shelbyville, IL.

          On October 29, 2001, we entered into a supply agreement with the engineering firm of TKJ, Inc. in Northbrook, Illinois in which TKJ would design and oversee manufacture of the circuitry of the Home Safety Light.  TKJ would retain the exclusive right to manufacture and supply the electronic assemblies  for the Light for the life of the design.  In return  for this exclusive manufacturing right, TKJ will contribute engineering support, design testing, material sourcing and component part price negotiating. TKJ has estimated the unit pricing for the PCB assembly only: 60,000 units at $8.30 each, 500,000 units at $8.01 each. 1,000,000 units at $7.78 each and 2,000,000 units at $7.38 each. This estimate made by TKJ is a function of the relationship of component cost to  the number  of pieces ordered from a supplier (e.g., the larger the number of components, purchased in any one order, the lower the per piece cost supplied).  We  agree with the estimates provided by TKJ consistent with its volume projections and the price thresholds associated with those volumes.   These estimates may vary based upon market conditions and volume pricing.

            TKJ manages our proprietary circuitry design.  TKJ has engaged an integrated circuit board contract manufacturer, Controls, Inc., Logansport, Indiana, to manufacture the electronic platforms to precise specifications.  Although the boards are rigidly tested prior to shipment to Shelbyville, SCCS will test each board on receipt consistent with the quality assurance protocols established by Cyberlux.

            TKJ has negotiated diode supply agreements with Nichia Chemical and others. Nichia Chemical, Tokushima, Japan, a major manufacturer of diodes, will be supplying us with white lightfor our products.  Although Nichia is the principal supplier, we are also searching for other manufacturers of these diodes who may have equal or greater quality diodes at favorable prices. SCCS has been delivered an agreement provided by Cyberlux wherein Rayovac supplies AA alkaline batteries to SCCS for $.152 per unit, FOB Shelbyville, IL.  The agreement with Rayovac provides for certain cooperative advertising arrangements wherein the Rayovac logo is displayed prominently on the Home Safety Light packaging.

            (2)   Distribution methods of our products

            We have targeted our marketing and sales efforts of our initial product, the Home Safety Light, to home improvement chain retailers, which have historically experienced a high volume flow of consumers, many of whom may be classified as opportunistic buyers.  Although the consumer may be in the store for a specific item, if the retailer in a prominent position features a new product, the consumer is inclined to evaluate its merits.  By researching locations in the various stores, we feel that our initial product will get the most exposure in the home safety section that displays products, which concentrate on items such as fire alarms, child protection products and other items that protect homeowners from potential dangers in the home.  We recognize these markets as the optimum entry point for introduction of the Cyberlux Home Safety Light to be followed by a broader market exposure in the mass-market chain stores.

            During the Spring of 2001, we had an opportunity to show design illustrations of the Home Safety Light to certain sales representatives that routinely call on the leading home improvement warehouse chains.  We entered into an agreement with Hynes, Inc., Charlotte, North Carolina, a national sales organization founded in 1939 to market and sell our products. Pursuant to the agreement, Hynes will provide a sales force for $1,000 per month plus commission based upon a declining rate of 12% on the first $500,000 to 4% on all sales over $3,000,000, The term of the agreement is one year with automatically renewable one year terms.  Hynes represents manufacturers to retail chain stores, which include Lowe's and Home Depot.  Hynes maintains sales offices from Maine to Florida west to Texas and Oklahoma. Hynes will also service the accounts, process orders electronically and coordinate tracking of deliveries through real time communications with Cyberlux and SCCS.

            We are positioned to go to production of the Home Safety Light with the completion of the injection molds in January, 2002.  These molds provide the proprietary component parts, which in conjunction with the proprietary circuit board and battery pack, complete the finished product.  Our objective is delivery to the first purchase orders during  the fourth quarter of 2002.

           We have produced 200 units of the Home Safety Light to use for sales and marketing purposes.

            We submitted a proposal to a major home improvement warehouse chain in January 2002, wherein we suggested introduction of the Home Safety Light through its stores located in Virginia, North Carolina, South Carolina and Florida.  We have since expanded the proposal to include stores located in Alabama, Mississippi, Louisiana and Texas.   The product introduction in the stores suggested is consistent with the geography usually affected by storm activity during the Hurricane Season (June 1 through November 30). One characteristic of the Hurricane Season is the incidence of power outages caused by severe storms. The Home Safety Light is designed as a long-term interim light source which is particularly useful during power outages. In anticipation of providing the product to the stores suggested, Cyberlux issued a purchase order to SCCS for 10,000 Home Safety Lights which have been produced. The proposal to this national chain is currently under consideration, but no purchase order has yet been received from them. We are scheduled for another presentation in the fourth quarter of 2002.The first 200 units produced were to test circuit board accuracy and product assembly protocols. The 200 units are now used as working models for display and sales purposes.

            Based upon consumer acceptance and resulting reorders, we have made provisions to produce up to 80,000 units per month at the SCCS facilities.  We have undertaken other marketing initiatives with SCCS, a not-for-profit quasi-government entity, which will introduce the Home Safety Light in a different format to the Federal Emergency Management Agency (FEMA), the Department of Defense (DOD) and comparable state, county and municipal emergency service organizations.  While SCCS has received no commitments from these agencies to purchase our products, SCCS currently does business with these entities and is of the opinion that their emergency services would be enhanced by the use of our products.

            We have retained an advertising and public relations firm, T. Franzen, Inc., which initiated a campaign in January 2002 to create interest in and educate potential consumers to the merits of the Cyberlux Home Safety Light.  Although the central advertising message is product benefit to the consumer, the underlying emphasis is the identity of Cyberlux as a leader in diode illumination or applied optoelectronics.  This approach is designed to educate the consumer to identify Cyberlux as a brand name that will support interest in new products.

            (3)   Status of any announced new products

           The Cyberlux Home Safety Light is a portable fixture that may be hand-held, placed on a level platform in a horizontal or vertical plane, or suspended by a wall-mounted hook to broadcast a blanket of light.  The fixture, patent pending, is designed to produce three levels of light, which are activated by simply pushing a button. Level one activates 4 amber diodes which serve as a locator or night light and can provide up to 500 hours of light on one set of batteries. Level two disengages the amber diodes and activates 6 white diodes which produce a reading level light and can provide up to 42 hours of light on one set of batteries. Level three engages all 10 diodes to produce an intense space light for room, corridor or stairwell illumination and can provide up to 27 hours of light on one set of batteries.  To that extent, the Home Safety Light is unique in that through the use of diodes and circuitry, it is able to provide up to 500 hours of light on one set of batteries.  It has no bulbs, such as are used in flashlights, which normally provide only one to two hours of illumination.  When a home suffers power outage, without the necessary illumination to move about the house during this period, the occupants are placed in a precarious situation.  Using the moderate level of illumination, the Home Safety Light can provide 42 hours of illumination and under high intensity illumination, it can provide 27 hours of illumination.  In other words, the Home Safety Light can provide practically a full week of reliable, portable light in storm situations and power outages (based on use of moderate level of light for seven days at six hours per day without battery replacement).

             The circuitry design of the Cyberlux Home Safety Light contributed to the development of a second-generation product, Cyberlux Wireless Interim Lighting System (CWILS), which is currently in the design and testing stage.  CWILS is a permanently installed system comprised of three light fixtures and one radio frequency (RF) transmitter.  The circuit board in each of the fixtures contains an RF receiver that is activated by a signal from the RF transmitter that is plugged into an electrical wall outlet in a home or business.  When the power that activates the wall outlet is interrupted (as in a power outage), the RF transmitter sends a signal to the three fixtures, which illuminates the diodal lighting elements thereby providing a bright blanket of light to the space in which the fixture is installed. Pending successful sales of the Home Safety Light and obtaining additional financing, the CWILS product is scheduled for introduction to retail sales during the second quarter of 2003. The CWILS product was scheduled for introduction to resales in the fourth quarter of 2002, but we had to push it back because of a shortage of funds.

            (4)   Industry background

            Our Company was born from an investigative research study designed to identify a new approach to the development of an electrochemical (battery powered), portable, interim lighting system capable of providing safe illumination for extended periods of time to property owners deprived of electrical service caused by power outages.  Although power outages have come to be a recurring phenomenon due to anomalies in electrical service distribution networks, the focus of the initial study was on disruptions caused by severe storm activity along the Atlantic and Gulf States' coastlines and the corresponding affected inland electrical grids.  The National Weather Service labels annual storm activity as the Hurricane Season, which is officially monitored from June 1st to November 30th each year.  Other deficiency outages not related to weather have been labeled by the press as rolling blackouts.

            The loss of electrical power related to tropical and subtropical storms can be wide spread and cover extensive regional segments surrounding the matrix of the storm.  It is the pervasive incidence of power outages that identified the need for a reliable, durable, safe and economical interim lighting system for property owners and the general population in areas affected by these seasonally severe weather systems.  The research conducted to identify an optimum interim lighting system led to the discovery of a new illumination technology (optoelectronics).  We plan to implement this technology through the development of diode illumination fixtures for domestic, commercial and industrial applications.  Management has identified several opportunities, which are discussed in Section (10) Research and Development Activities below, where our optoelectronic technology can be introduced as a cost effective solution for antiquated, expensive and unreliable lighting systems currently in use.  The introduction of our Cyberlux Home Safety Light is an example of our advanced illumination technology.  We hope that this will establish us as an innovative leader in the industry.

            (8)  Regulation

            Our advertising and sales practices concerning the Home Safety Light and the Wireless Interim Lighting Systems are regulated by the Federal Trade Commission and state consumer protection laws.  Such regulations include restrictions on the manner that we promote the sale of our products. We believe we are in material compliance with such regulations.

             (9) Effect of existing or probable government regulations

            We believe that we will be able to comply in all material respects with laws and regulations governing the conduct of business operations in general.  We are not aware of any pending government regulations that may adversely affect our business.

            (10) Research and development activities

            The Cyberlux Wireless Interim Lighting System (CWILS), referenced in sub section (3) above, is an example of ongoing research into several applications for our technology.  Other products that have been positioned for design and testing are battery powered trade show display lighting elements; navigational lighting for small craft; sealed lighting elements for miner's helmets; and replacement lighting elements for hard-wired outdoor walkway, parking lot or landscape illumination systems.  During the  last two years, we have incurred research and development expenses of  approximately $ 157,314 for the year 2000 and $85,500 for the year 2001.  These numbers do not include administrative overhead, travel or other expenses associated with that development.

Research and Development Expenses for the year 2000
Charges to research and development by Research Econometrics prior to incorporation of Cyberlux Corporation in May 2000:	$ 40,259.00

            In May 2000, all research and development was  assigned to Cyberlux Corporation (incorporated May 17, 2000) which continued the research and development effort with Technology Associates, Inc., Reno, Nevada and later with Light Technology, Inc., Sarasota, Florida.  The following amounts were expended directly to the two companies for development of circuitry, optics and mechanical design:

Technology Associates	$ 5,055.00
Light Technology, Inc.	$108,500.00
Light Technology, Inc.	$ 3,500.00
$117,055.00

Total Year 2000	$157,314.00

            Research and Development Expenses for the year 2001

           In January 2001, it became clear that Light Technology, Inc. could not produce a production prototype model to the specifications provided by Cyberlux.  (On April 18, 2001, we subsequently filed a civil complaint against Light Technology, Inc. and Safe-Light Industries, LLP and their principals alleging breach of contract, fraud, misappropriation of trade secrets and sought injunctive action against the defendants to prevent them from misappropriating trade secrets as well as to recovery monetary damages) (See, Legal Proceedings, p. 17.)

           At that time, Cyberlux identified and retained an industrial design firm, Robrady Design, Inc., Sarasota, Florida and an electronic circuitry design firm, TKJ, Inc, Northbrook, Illinois to pursue development consistent with Cyberlux specifications.

TKJ, Inc.	$ 2,500.00
Robrady Design, Inc.	$ 83,000.00

Total Year 2001	$ 85,500.00

            All the amounts paid to Robrady were for design work done on the Home Safety Light. with the exception of a $20,000 Convertible Debenture for future work on the Cyberlux Wireless System. As of this date, Robrady has been paid in full for all services rendered. The contract with Robrady Design, Inc. for work on the storm light device (Home Safety Light) reflects a base price estimate of $70,000.00. In addition, however, there are three expense categories to be paid on an as incurred basis. These categories are listed as Material Expenses, Travel Expenses and Additional Work Requested (page 9 of contract). Robrady was instructed to fabricate 12 prototype lights which required the creation of rubber molds from which plastic parts integral to completion of the fixture could be produced. (Temporary rubber molds are created by a stereo lithography process to build a limited number of precision parts for prototype model production by hand.) All of these costs were paid on delivery of the prototype units ordered.. As of this date, Robrady Design, Inc. has been paid in full for all work performed in connection with the Home Safety Light and has been prepaid ($20,000 Convertible Debenture) for preliminary design work on the Cyberlux Wireless System. The Debenture entitles the holder to 10% interest per annum.  The holder, subject to prior redemption by Cyberlux,  may convert the debenture  into common stock of Cyberlux in a ratio of one common share for each one dollar amount of principal.  The original maturity date of March 31, 2002, was extended by the Cyberlux Board of Directors to March 31, 2003.

             (12) Employees

            We currently have four full time employees.  Our employees are primarily at the executive level based upon our role in coordination of outsource contracts for manufacturing and other production considerations.  Currently, there exist no organized labor agreements or union agreements between Cyberlux and our employees.  However, we have employment agreements with the following executive officers:  Donald F. Evans, President (see Exhibit 10b), Alan H. Ninneman, Senior Vice President (see Exhibit 10c) and John W. Ringo, Secretary and Corporate Counsel (see Exhibit 10d).  We believe that our relations with our employees are good.

C.         Reports to Security Holders

            Our annual report will contain audited financial statements.  We are not required to deliver an annual report to security holders and will not deliver a copy of the annual report to security holders unless they send us a formal request.  We intend, from this date forward, to file all of our required information with the Securities and Exchange Commission.  Before this form was filed, we had filed no other forms with the SEC.  We plan to file with the SEC our Forms 10-KSB, 10-QSB, and all other forms that may be or become applicable to the Company.

            The public may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549.  The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The statements and forms we file with the SEC have also been filed electronically and are available for viewing or copying on the SEC-maintained Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The Internet address for this site is www.sec.gov.

             (13) Dependence on Key Personnel

            The success of our Company depends upon the efforts, abilities and expertise of our executive officers and other key employees, including our Chief Executive Officer, Senior Vice President for Operations, Treasurer/Chief Financial Officer and Secretary/Corporate Counsel.  The loss of the services of such individuals and/or other key individuals could have a material adverse effect on our operations.

Item 2.    Plan of Operation

The following discussion contains forward-looking statements that are subject to significant risks and uncertainties about us, our current and planned products, our current and proposed marketing and sales, and our projected results of operations. There are several important factors that could cause actual results to differ materially from historical results and percentages and results anticipated by the forward-looking statements. The Company has sought to identify the most significant risks to its business, but cannot predict whether or to what extent any of such risks may be realized nor can there be any assurance that the Company has identified all possible risks that might arise. Investors should carefully consider all of such risks before making an investment decision with respect to the Company's stock. In particular, investors should refer to the section entitled, Risk Factors that May Affect Future Results and Market Price of Stock.

         The following discussion and analysis should be read in conjunction with our financial statements and summary of selected financial data for the Company. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment from our Management.

General Overview

        The Company is in the development stage and  its efforts have been principally devoted to designing, developing manufacturing and marketing advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements.

 Revenues

          We have generated no operating revenues from operations from our inception. We believe we will begin earning revenues from operations in our second year of actual operation as the Company transitions from a development stage company to that of an active growth and acquisition stage company.

Costs and Expenses

          From our inception through September 30, 2001 we have not generated any revenues. We have incurred losses of $ 846,564 during this period. These expenses were associated principally with equity-based compensation to employees and consultants, product development costs and professional services.

Liquidity and Capital Resources

          As of  September 30, 2001 , we had a working capital deficit of $ 406,860. As a result of our operating losses from our inception through  September 30 , 2001, we generated a cash flow deficit of $ 454,001 from operating activities. Cash flows used in investing activities was $ 4,214 during the period May 17, 2000 (date of Company's inception) through September 30, 2001. We met our cash requirements during this period through the private placement of $ 111,976 of common stock, $ 200,317 from the issuance of  notes (net of repayments and costs), $ 131,757 from the issuance of notes payable to Company officers and shareholders , and $16,000 capital contributed by the Company's  principal shareholders.

          While we have raised capital to meet our working capital and financing needs in the past, additional financing is required in order to meet our current and projected cash flow deficits from operations and development. We are seeking financing in the form of equity in order to provide the necessary working capital. We currently have no commitments for financing. There is no guarantee that we will be successful in raising the funds required.

        By adjusting its operations and development  to the level of capitalization , management believes it has sufficient capital  resources to meet  projected cash flow deficits through the next twelve months .  However, if thereafter, we are not successful in generating sufficient liquidity from operations or in raising sufficient capital resources, on terms acceptable to us, this could have a material adverse effect on our business, results of operations liquidity and financial condition.

         The independent auditors report on the Company's December 31, 2000 financial statements included in this Form states that the Company's recurring losses  raise substantial doubts about the Company's ability to continue as a going concern.

Recent Accounting Pronouncements

         In March 2000, the Financial Accounting Standards Board issued interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, and Interpretation of APB Opinion No. 25.  FIN 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a non-compensatory plan, (c) the accounting consequences of various modifications to previously fixed stock options or awards, and (d) the accounting for an exchange of stock compensation awards in a business combination.  FIN 44 is effective July 2, 2000 but certain conclusions cover specific events that occur after December 15, 1998 or January 12, 2000.  The adoption of FIN 44 did not have an affect on the Company's financial statements but may impact the accounting for grants or awards in a future period.

         In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, Business Combinations (FAS 141), and FAS 142, Goodwill and Other Intangible Assets (FAS 142).  FAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.  FAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition.  These standards require all future business combinations to be accounted for using the purchase method of accounting.  Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually.  The Company is required to adopt FAS 141 and FAS 142 on a prospective basis as of January 1, 2002; however, certain provisions of these new standards may also apply to any acquisitions concluded subsequent to June 30, 2001.  As a result of implementing these new standards, the Company will discontinue the amortization of goodwill as of December 31, 2001.  The Company does not believe that the adoption of FAS 141 or 142 will have a material impact on its consolidated financial statements.

Product Research and Development

         We anticipate continuing to incur  research and development expenditures in connection with the development of the Cyberlux Wireless Lighting System  during the  next twelve months.  This includes, but is not limited to: a Landscape Illumination System and OEM Task Lights designed for use by helmet manufacturers that produce specialty headgear for the military; police/fire and safety; mining industry, and ski/cycle safety firms.

          These projected expenditures are dependent upon our generating revenues and obtaining sources of financing. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected costs of research and development during the next twelve months.

Acquisition or Disposition of Plant and Equipment

         We do not anticipate the sale of any significant property, plant or equipment during the next twelve months. We do not anticipate the acquisition of any significant property, plant or equipment during the next 12 months,

Number of Employees

         From our inception through the period ended  September 30, 2001, we have relied on the services of outside consultants for services and  currently have four (4) full time employees.  In order for us to attract and retain quality personnel, we anticipate we will have to offer competitive salaries to future employees. We do not anticipate our employment base will significantly change  during the next 12 months. As we continue to expand, we will incur additional cost for personnel. This projected increase in personnel is dependent upon our generating revenues and obtaining sources of financing. There is no guarantee that we will be successful in raising the funds required or generating revenues sufficient to fund the projected increase in the number of employees.

Trends, Risks and Uncertainties

         We have sought to identify what we believe to be the most significant risks to our business, but we cannot predict whether, or to what extent, any of such risks may be realized nor can we guarantee that we have identified all possible risks that might arise. Investors should carefully consider all of such risk factors before making an investment decision with respect to our Common Stock.

Cautionary Factors that may Affect Future Results

         We provide the following cautionary discussion of risks, uncertainties and possible inaccurate assumptions relevant to our business and our products. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could adversely affect us.

Limited Operating History Anticipated Losses; Uncertainty of Future Results -

         We were incorporated in May, 2000 and therefore  have a limited operating history upon which an evaluation of our Company and our prospects can be based. Our prospects must be evaluated with a view to the risks encountered by a company in an early stage of development, particularly in light of the uncertainties relating to the new and evolving products and  methods which we intend to develop and market, and the acceptance of our business model. We will be incurring costs to: (i) design, develop, manufacture  and market  our products; (ii) to establish distribution relationships;  and (iii) to build an organization. To the extent that such expenses are not subsequently followed by commensurate revenues, our business, results of operations and financial condition will be materially adversely affected. We, therefore, cannot insure that we will be able to immediately generate sufficient revenues. We expect negative cash flow from operations to continue for the next 12 months as we continue to develop and market our business. If cash generated by operations is insufficient to satisfy our liquidity, we may be required to sell additional equity or debt securities. The sale of additional equity or convertible debt securities would result in additional dilution to our stockholders. Our initial operations may not be profitable, since time will be required to build our business to the point that our revenues will be sufficient to cover our total operating costs and expenses. Our reaching a sufficient level of sales revenues will depend upon a large number of factors, including availability of sufficient working capital, the number of  customer  we are able to attract,  and the costs of manufacturing and distributing our products.

Liquidity and Working Capital Risks; Need for Additional Capital to Finance Growth and Capital Requirements

         We have had limited working capital and we are relying upon notes (borrowed funds) to operate. We may seek to raise capital from public or private equity or debt sources to provide working capital to meet our general and administrative costs until net revenues make the business self-sustaining.  We cannot guarantee that we will be able to raise any such capital on terms acceptable to us or at all. Such financing may be upon terms that are dilutive or potentially dilutive to our stockholders. If alternative sources of financing are required, but are insufficient or unavailable, we will be required to modify our growth and operating plans in accordance with the extent of available funding.

New Business

         We are a new business and you should consider factors which could adversely affect our ability to generate revenues, which include, but are not limited to, maintenance of positive cash flow, which depends on our ability both to raise capital and to obtain additional financing as required, as well as the level of sales revenues.

Potential fluctuations in quarterly operating results -

         Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, most of which are outside our control, including: the demand for our products; seasonal trends in purchasing, the amount and timing of capital expenditures and other costs relating to the development of our products; price competition or pricing changes in the industry; technical difficulties or system downtime; general economic conditions, and economic conditions specific to the consumer lighting industry. Our quarterly results may also be significantly impacted by the impact of the accounting treatment of acquisitions, financing transactions or other matters. Particularly at our early stage of development, such accounting treatment can have a material impact on the results for any quarter. Due to the foregoing factors, among others, it is likely that our operating results will fall below our expectations or those of investors in some future quarter.

Dependence Upon Management

         Our future performance and success are dependant upon the efforts and abilities of our Management. To a very significant degree, we are dependent upon the continued services of Mr. Donald  Evans, our founder and  President and Chairman of our Board of Directors. If we lost the services of Mr. Evans or other key employees before we could get a qualified replacement, that loss could materially adversely affect our business.  We do not maintain key man life insurance on any of our Management.

Lack of Independent Directors

         We cannot guarantee that our Board of Directors will have a majority of independent directors in the future. In the absence of a majority of independent directors, our executive officers, who are also principal stockholders and directors, could establish policies and enter into transactions without independent review and approval thereof. This could present the potential for a conflict of interest between the Company and its stockholders generally and the controlling officers, stockholders or directors.

Limitation of Liability and Indemnification of Officers and Directors

         Our officers and directors are required to exercise good faith and high integrity in our Management affairs. Our Articles of Incorporation provide, however, that our officers and directors shall have no liability to our shareholders for losses sustained or liabilities incurred which arise from any transaction in their respective managerial capacities unless they violated their duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend or stock repurchase, or derived an improper benefit from the transaction. Our Articles and By-Laws also provide for the indemnification by us of the officers and directors against any losses or liabilities they may incur as a result of the manner in which they operate our business or conduct the internal affairs, provided that in connection with these activities they act in good faith and in a manner that they reasonably believe to be in, or not opposed to, the best interests of the Company, and their conduct does not constitute gross negligence, misconduct or breach of fiduciary obligations. To further implement the permitted indemnification, we have entered into Indemnity Agreements with our officers and directors.

Continued Control by Current Officers and Directors

         The present officers and directors own  approximately 48.6% of the outstanding shares of Common Stock, and therefore are in a position to elect all of our Directors and otherwise control the Company, including, without limitation, authorizing the sale of equity or debt securities of the Company, the appointment of officers, and the determination of officers' salaries. Shareholders have no cumulative voting rights. (See Security Ownership of Certain Beneficial Owners and Management)

Management of Potential Growth

         We anticipate rapid growth with regard to staffing requirements which will occur subsequent to purchase orders from retailers. Such purchase orders will require addition of middle management staff to oversee customer service, accounting services and increased manufacturing operations. which will place a significant strain on our managerial, operational, and financial systems resources. To accommodate our current size and manage growth, we must continue to implement and improve our financial strength and our operational systems, and expand, train and manage our sales and distribution base. There is no guarantee that we will be able to effectively manage the expansion of our operations, or that our facilities, systems, procedures or controls will be adequate to support our expanded operations. Our inability to effectively manage our future growth would have a material adverse effect on us.

Audit's Opinion Expresses Doubt About The Company's Ability To Continue As a "Going Concern"

                The independent auditor's report issued in connection with the audited financial statements of the Company for the period ended December 31, 2000, expresses "substantial doubt about its ability to continue as a going concern," due to the Company's status as a development stage company and its lack of significant operations. If the Company is unable to develop its operations, the Company may have to cease to exist, which would be detrimental to the value of the Company's common stock. The Company can make no assurances that its business operations will develop and provide the Company with significant cash to continue operations.

Delays in the Introduction of Our Products

                 We have experienced numerous delays in the introduction of our initial product, the Home Safety Light.  These delays have been caused by certain requirements from various retailers such as seasonal schedules to review certain products, changes in personnel who review the products, problems with pricing and packaging.

Dependence on Independent Parties to Produce our Products

                We have out sourced the design, engineering, production, assembly, and the marketing and sale of our product through contractual arrangements with independent professional firms.  The loss of one or all of these firms could seriously affect our production and sales capabilities.

Government Regulation and Legal Uncertainties

                The Company is not currently subject to many direct government regulation, other than the securities laws and the regulations thereunder applicable to all publicly owned companies, the laws and regulations applicable to businesses generally. It is possible that certain laws and regulations may be adopted at the local, state, national and international level that could effect the Company's operations. Changes to such laws could create uncertainty in the marketplace which could reduce demand for the Company's products or increase the cost of doing business as a result of costs of litigation or a variety of other such costs, or could in some other manner have a material adverse effect on the Company's business, financial condition, results of operations and prospects. If any such law or regulation is adopted it could limit the Company's ability to operate and could force the business operations to cease, which would have a significantly negative effect on the shareholder's investment. The integrated disclosure system for small business issuers adopted by the Securities and Exchange Commission in Release No. 34-30968 and effective as of August 13, 1992, substantially modified the information and financial requirements of a "Small Business Issuer," defined to be an issuer that has revenues of less than $25,000,000; is a U.S. or Canadian issuer; is not an investment company; and if a majority-owned subsidiary, the parent is also a small business issuer; provided, however, an entity is not a small business issuer if it has a public float (the aggregate market value of the issuer's outstanding securities held by non-affiliates) of $25,000,000 or more. The Company is deemed to be a "small business issuer." The Securities and Exchange Commission, state securities commissions and the North American Securities Administrators Association, Inc. ("NASAA") have expressed an interest in adopting policies that will streamline the registration process and make it easier for a small business issuer to have access to the public capital markets. The Company can make no assurances that any of these agencies will adopt any such policies. Also, an agency could adopt such policy that may have a detrimental effect to the Company's operations and it could have a significantly negative effect on the value of the Company's equity.

Material Litigation

                On April 18, 2001, we filed a civil complaint against Light Technology, Inc. and others. Light Technology has filed a counterclaim (See "Legal Proceedings", page 21). Although we are of the opinion that we have meritorious claims against the defendants, a ruling against us could have serious financial consequences.

No Public Market For The Company's Securities

                There has never been any "established trading market" for shares of common stock of the Company. The Company intends to submit for listing on the OTC Bulletin Board of the National Association of Securities Dealers, Inc. ("NASD"). If a market for the Company's common stock does develop, the stock price may be volatile. No assurance can be given that any market for the Company's common stock will develop or be maintained. If a public market ever develops in the future, the sale of "unregistered" and "restricted" shares of common stock pursuant to Rule 144 of the Securities and Exchange Commission by members of management or others may have a substantial adverse impact on any such market; and all of these persons have satisfied the "holding period" under Rule 144. There is currently no market for the Company's common stock and there is no assurance that a market will develop. If a market develops, we anticipate that the market price of the Company's common stock will be subject to wide fluctuations in response to several factors including; - The Company's ability to execute its business plan and significantly grow the business. - The Company's ability to generate brand recognition. - Increased competition from competitors who offer competing services. - The Company's financial condition and results of operations.

Limited Market Due To Penny Stock

                The Company's stock differs from many stocks, in that it is a "penny stock." The Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." These rules include, but are not limited to, Rules 3a5l-l, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities and Exchange Act of 1934, as amended. Because our securities probably constitute "penny stock" within the meaning of the rules, the rules would apply to us and our securities. The rules may further affect the ability of owners of our stock to sell their securities in any market that may develop for them. There may be a limited market for penny stocks, due to the regulatory burdens on broker-dealers. The market among dealers may not be active. Investors in penny stock often are unable to sell stock back to the dealer that sold them the stock. The mark-ups or commissions charged by the broker-dealers may be greater than any profit a seller may make. Because of large dealer spreads, investors may be unable to sell the stock immediately back to the dealer at the same price the dealer sold the stock to the investor. In some cases, the stock may fall quickly in value. Investors may be unable to reap any profit from any sale of the stock, if they can sell it at all. Stockholders should be aware that, according to the Securities and Exchange Commission Release No. 34- 29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. These patterns include: - Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; - Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; - "Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons; - Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and - The wholesale dumping of the same securities by promoters and broker- dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses. Furthermore, the "penny stock" designation may adversely affect the development of any public market for the Company's shares of common stock or, if such a market develops, its continuation. Broker-dealers are required to personally determine whether an investment in "penny stock" is suitable for customers. Penny stocks are securities (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ-listed stocks must still meet requirement (i) above); or (iv) of an issuer with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average annual revenues of less than $6,000,000 for the last three years. Section 15(g) of the Exchange Act, and Rule 15g-2 of the Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock." Rule 15g-9 of the Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for the Company's stockholders to resell their shares to third parties or to otherwise dispose of them.

Potential Inability of Officers to Devote Sufficient Time to the Operations of the Business

                Although we have four (4) employees who consider themselves full time employees, none have been paid salaries from the inception of the Company.  They continue to pursue other sources of income and may not be able to devote sufficient time to the operations of the business.

Item 3.     Description of Property

 A.         Description of Property

            Our corporate headquarters are located at 50 Orange Road, Pinehurst, North Carolina 28374.  The office space is defined as the 12' by 14' office located at the northeast corner of the property situated at 50 Orange Road, Pinehurst, North Carolina 28374 and adjacent common spaces consisting of restroom facilities, storage closets and conference room access.  Equipment consists of two telephone units; two calculators; one HP printer, copier, fax; one IBM typewriter; one IBM computer with CTX color monitor and Logitech keyboards.  Furniture and fixtures consist of two leather executive swivel chairs; two executive desks; two 2 drawer file cabinets; one lateral file cabinet; one cherry wood storage cabinet; one steel typewriter table; two brass banker's lamps, two extended halogen task lamps and various desk top appurtenances.

            Research Econometrics, LLP, provides these facilities to Cyberlux at a cost of $650 per month.  The managing partner of Research Econometrics, LLP, Carothers H. Evans, is the son of Donald F. Evans, president of Cyberlux.  The leasing terms represent a fully negotiated contract price between two related parties at an arms length transaction.  According to the Sublease Agreement, as of July 1, 2000 the space is rented on a month-to-month basis continuing until such use and enjoyment is terminated by either party on thirty days notice in writing.

B.         Investment Policies

            Management does not currently have policies regarding the acquisition or sale of assets primarily for possible capital gain or primarily for income.  We do not presently hold any investments or interests in real estate, investments in real estate mortgages or securities of or interests in those persons primarily engaged in real estate activities.

 Item 4.     Security Ownership of Management

 A.          Security Ownership of Management

             The following table sets forth as of December 31, 2001, certain information regarding the beneficial ownership of our common stock by:

1.       Each person who is known us to be the beneficial owner of more than 5% of the common stock,

2.       Each of our director and executive officers and

3.       All of our directors and executive officers as a group.

            Except as otherwise indicated, the persons or entities listed below have sole voting and investment power with respect to all shares of common stock beneficially owned by them, except to the extent such power may be shared with a spouse.  No change in control is currently being contemplated.

Name and Address of	Shares	Percentage of
Beneficial Owner	Beneficially Owned	Shares Outstanding

Donald F. Evans	1,405,000	22.7%

Fifty Orange Road
Pinehurst, NC 28374

David D. Downing	500,000	8.1%
100 Country Meadow Drive
Marietta, OH 45750

Alan H. Ninneman	650,000	10.5%
17 Barberry Court
Corrales, NM 87048

John W. Ringo	450,000	7.3%
241 Lamplighter Lane
Marietta, GA 30067

Total ownership by our officers and directors (Messrs. Evans, Downing, Ninneman and Ringo)	3,005,000	48.6%
(Excluding 50,000 options held by each)

Footnotes:

1.       Mr. Evans was issued 875,000 shares individually in connection with his founding of Cyberlux Corporation and assignment of his patent for the Electrochemical Portable Power and Lighting System to the Company.  Research Econometrics was issued 750,000 shares in connection with an assignment of all of its interests derived from its funding of the initial development of the long-tern interim lighting system..  The Research Econometric shares were distributed to the partners in this venture and, as one of the partners, Mr. Evans received 380,000 of the partnership's 750,000 shares.

2.       380,000 shares received by Mr. Evans pursuant to the distribution of Research Econometrics shares are common stock of the Company owned by him individually.   The balance of the Research Econometric shares were distributed to ten other individual partners no one of whom owns an amount approaching 5% of the shares outstanding.

3       There is no voting trust among any of the shareholders , officers or directors.  In May 2001, Pursuant to the Incentive Stock Option Plan (see Item 6, page 17,) officers of the Company, Messrs. Evans, Ringo, Ninneman and Downing were vested with 350,000 options, which, they exercised in November 2001 at par.   In January 2002, Messrs. Evans, Ringo, Ninneman and Downing were each vested with 50,000 options for the year ended 2001.. These options are reflected in the individual's share ownership in the table.

B.          Persons Sharing Ownership of Control of Shares

             No person other than Donald F. Evans, David D. Downing, Alan H. Ninneman, and John Ringo owns or shares the power to vote 5% or more of our securities.

Item 5.     Directors and Executive Officers

 A.         Directors and Executive Officers

             The following table sets forth certain information with respect to each of our executive officers or directors.

Name	Age	Position	Appointed
Donald F. Evans	67	President & Chairman of the Board	May 19, 2000

John W. Ringo	57	Secretary, Corporate Counsel & Director	May 19, 2000

Alan H. Ninneman	58	Senior Vice President & Director	May 19, 2000

David D. Downing	52	Treasurer & CFO	May 19, 2000

B.         Work Experience

            Donald F. Evans, President, Chairman of the Board - Mr. Evans graduated from the University of North Carolina, Chapel Hill, NC with a BS Degree in Economics. Mr. Evans represented the investment interest of Research Econometrics in Waste Reduction Products Corporation, a privately held North Carolina corporation from June of 1996 to until March of 1999.  Mr. Evans served on the Board of that Company and as its representative for product sales to the U.S. Department of Defense.  On March 19, 1999, Research Econometrics sold its interest in Waste Reduction Products Corporation and on April 1, 1999, he began an investigative research study on behalf of Research Econometrics into the feasibility of a long-term electrochemical interim lighting system.  The resulting study identified the feasibility of white diodes as lighting elements which, when managed by solid state circuitry, would provide a reliable source (over forty-two hours from one battery pack) lighting solution to homeowners or businesses during extended  power outages.  The study provided the performance specifications and methods for the development of the light which led to the formation of Cyberlux Corporation in May 2000 as the business management entity for the project.  Mr. Evans has served as the CEO of Cyberlux since its inception.

            John W. Ringo, Secretary, Corporate Counsel & Director - Mr. Ringo graduated from the University of Kentucky. Lexington. KY with a BA Degree in Journalism Subsequently, he received a Juris Doctor Degree from the University of Kentucky College of Law.  Since 1990, he has been engaged in private practice in Marietta, GA specializing in corporate and securities law. He is a former Staff Attorney with the U. S. Securities and Exchange Commission, a member of the Bar of the Supreme Court of the United States, the Kentucky Bar Association and the Georgia Bar Association. Mr. Ringo is a founder of Cyberlux and has served as Secretary and General Counsel since its inception.

            Alan H. Ninneman, Senior Vice President & Director - Mr. Ninneman attended Elgin Community College, Elgin, IL and subsequently majored in business administration at Southern Illinois University, Carbondale, IL. Mr. Ninneman was a senior support analyst for Tandem Computer, San Jose, California from 1982 to 1985; senior business analyst at Apple Computer, Cupertino, California from 1985 to 1987; Director of Operations at Scorpion Technologies, Inc., San Jose, California; and CEO of City Software, Inc., Albuquerque, New Mexico from 1992 until becoming a founder of Cyberlux in May 2000.Mr. Ninneman is responsible for the Company's operations systems.

            David D. Downing, Treasurer & CFO - Mr. Downing graduated from Grove City College, Grove City, PA with a BA Degree in Accounting. Mr. Downing joined Marietta Industrial Enterprises, Inc., Marietta, Ohio in November 1991 as its Chief Financial Officer.  He was elected to the Board of Directors of that Company in January 1994.  He has been a Director of American Business Parks, Inc., Belpre, Ohio since January 1998 and served as a director of Agri-Cycle Products, Inc. from May 1998 until April 2001.  He is a founder of Cyberlux and served as its Treasurer since its inception.

Item 6.     Executive Compensation

Remuneration of Directors and Executive Officers

                Although the Company has employment agreements with Messrs. Evans, Ringo and Ninneman which call for compensation as listed below, no salaries have been paid during the development stage.  These officers have agreed to receive accrued management fees in the form of bonus payments after revenues are available from product sales.  No officer or director has received any compensation as of yet until such time as we begin generating revenues.  However, the following table sets forth the annual compensation due our executives that has accrued based on the inability of the Company to meet the obligation.

SUMMARY COMPENSATION TABLE
					Long Term Compensation
		Annual Compensation			Awards		Payouts
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Name and Principle Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/SARs (#)	LTIP Payouts ($)	All Other Compensation ($)
Donald F. Evans, President CEO Director	2000 2001	$28,500 $98,004	$0 $0	$0 $0	$0 $0	150,000 shs/common	$0	$0

John W. Ringo, Secretary and Director	2000 2001	$13,000 $69,000	$0 $0	$0 $0	$0 $0	150,000 shs/common	$0	$0

Alan H. Ninneman, Senior VP and Director	2000 2001	$15,000 $78,000	$0 $0	$0 $0	$0 $0	150,000 shs/common	$0	$0

David D. Downing, Treasurer and CFO	2000 2001	$0 $0	$0 $0	$0 $0	$0 $0	100,000 shs/common	$0	$0

Footnotes to Executive Compensation:

*  From the inception through December 31, 2001, Messrs. Evans, Ninneman and Ringo were paid $5,000 each.  No other salaries have been paid as a capital conservation measure designed to invest all available funds into the development of our products.  Annual compensation began accruing in the form of management fees as of July 2000.  The compensation indicated in the table is the annualized amount of salary to be paid the respective officers in accordance with their employment agreements.  Salary accruals for Mr. Evans began in July 2000 at $3,000 per month through September 2000 and $6,500 per month from October to December 2000.  Salary accruals for Messrs. Ninneman and Ringo began in September 2000 at $3,000 each for September and October 2000, followed by $4,500 in November and December for Mr. Ninneman and $3,500 in November and December for Mr. Ringo.  From 2001 forward, salaries have accrued in accordance with the annualized salaries outlined in the table.  Pursuant to their employment agreements, Messrs Evans, Ninneman and Ringo are to receive monthly salaries of $8,167, $6,500, and $5,750 respectively. The salary accruals are non-interest bearing obligations of the Company that are to be retired from revenues when product sales begin.

Salary accruals in the form of management fees for Messrs. Evans, Ninneman and Ringo for the year 2000 were $28,500, $15,000 and $13,000 respectively.  Salary accruals for Messrs. Evans, Ninneman and Ringo as of December 31, 2001 were $121,504, $77,000 and $88,000 respectively.  Compensation to officers has been deferred as a capital conservation measure designed to invest available funds into development of saleable products.

*   Management's salaries will be based upon the performance of the Company.  Management's performance bonuses will be decided by a majority of the Board of Directors of the Company. and may be increased by the Board of Directors from year to year consistent with goals established by the Board to the benefit of all shareholders.

*   Members of the Company's Board of Directors will serve until the next annual meeting of the stockholders and until  their successors are duly elected and qualified, unless earlier removed as provided in the Bylaws of the Company.  Executive officers serve at the pleasure of the Board of Directors.

Compensation of Directors

             There are no arrangements made to compensate any director for services as a director. Such arrangements for compensation of directors for services will commence once we begin earning revenues.

 Stock Option Plan

             The Company has created an Employee Stock Option Plan for incentive/retention of current key employees and as an inducement to employment of new employees.  The plan, which sets aside 600,000 shares of common stock for purchase by employees, was made effective in the second quarter by the Board of Directors.  Cyberlux will not issue options or warrants to any employee or affiliate with an exercise price of less than 85% of the fair market value of the Common Stock on the date of the grant.

Option/SAR Grants in Last Fiscal Year
Individual Grants
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date
Donald F. Evans	100,000 50,000	25%	$0.001/sh $0.15/sh	2011 2011
John W. Ringo	100,000 50,000	25%	$0.001/sh $0.15/sh	2001 2011
Alan H. Ninneman	100,000 50,000	25%	$0.001/sh $0.15/sh	2001 2011
David D. Downing	50,000 50,000	16.6%	$0.001/sh $0.15/sh	2001 2011

Aggregate Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR Values
(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the Money Options/SARs at FY-End ($) Exercisable/Unexercisable
Donald F. Evans	100,000	$14,900	50,000 shs	$333.33
John W. Ringo	100,000	$14,900	50,000 shs	$333.33
Alan H. Ninneman	100,000	$14,900	50,000 shs	$333.33
David D. Downing	50,000	$ 7,450	50,000 shs	$333.33

Item 7.    Certain Relationships and Related Transactions

            The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the Electrochemical Portable Power Plant and Lighting System.  The agreement is on a month-to-month basis.  Total rental expense for the nine months ending September 30, 2001 was $10,606, and for the period ending December 31, 2000 was $10,606.  Mr. Evans was the partner in Research Econometrics who undertook the investigative research study designed to determine the feasibility of an electrochemical (battery powered) interim lighting system that could provide long-term solutions to property owners during extended power outages.  The study confirmed the feasibility of such a system consistent with an application of new technologies that, when combined, provided extended life to existing battery resources.  He began the study with an investigation of the incidence of power outage attributable to severe storm activity along the east coast and west along the gulf coast states of the United States.

             The agreement with Research Econometrics, is one whereby the light design system perfected by Research Econometrics was assigned as the foundation of the newly created Cyberlux Corporation.

             We issued certain management fees which were for accrued salaries for Messrs. Evans, Ninneman and Ringo consistent with employment agreements. These fees are in the form of non interest bearing promissory notes. Salary accruals in the form of management fees for Messrs. Evans, Ninneman and Ringo for the year 2000 were $28,500, $15,000 and $13,000 respectively.  Salary accruals for Messrs. Evans, Ninneman and Ringo as of December 31,  2001 were $121,504, $77,000 and $88,000 respectively.

            Promissory notes were issued to certain officers for loans to the Company for working capital. These Notes are listed as payable on demand and accrue interest at 12% per annum.  The loans totaled over $240,000, but have been reduced to $94,025. As of December 31,  2001, Messrs. Evans, Downing, Ninneman and a former officer of the Company are owed $30,500, $58,000, $5,245 and $5,000 respectively.

            The terms of transactions in this section are as fair to the Company as any transactions that could have been made with unaffiliated parties.

Item 8.     Description of Securities

             The authorized capital stock of our Company consists of 20,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share.  The following summary of certain provisions of the common stock of our Company does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our Articles of Incorporation, which is included as an exhibit to this document and by the provisions of applicable law.

Common Stock

          The Company currently has  6,152,396 shares of common stock issued and outstanding.  As a holder of our common stock:

1.       You have equal rights to dividends from funds legally available, ratably, when as and if declared by our Board of Directors;

2.       You are entitled to share, ratably, in all of our assets available for distribution upon liquidation, dissolution, or winding up of our business affairs;

3.       You do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions applicable;

4.       You are entitled to one vote per share of common stock you own, on all matters that stockholders may vote, and at all meetings of shareholders; and

5.       Your shares are fully paid and non-assessable.

Additionally, there is no cumulative voting for the election of directors.

Preferred Stock

            The preferred equity securities authorized to be issued under the Articles is comprised of 5,000,000 shares of the preferred stock, $0.001 par value.  As of the date of this filing, our Company has issued no preferred shares.  Preferred shares may be issued in one or more series by the board of directors of the Company and such board has the authority to alter any and all rights or preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of common stock, and to fix, alter or reduce (but not below the number outstanding) the number of preferred shares comprising any such series and the designation thereof, or any of them, and to provide for the rights and terms of redemption or conversion of the shares of any series.

 Nevada Anti-Takeover Provisions

            The anti-takeover provisions of Sections 78.411 through 78.445 of the Nevada Corporation Law apply to Cyberlux Corporation.  Section 78.438 of the Nevada law prohibits us from merging with or selling Cyberlux Corporation or more than 5% of our assets or stock to any shareholder who owns or owned more than 10% of any stock or any entity related to a 10% shareholder for three years after the date on which the shareholder acquired the Cyberlux Corporation shares, unless the transaction is approved by Cyberlux Corporation 's Board of Directors.  The provisions also prohibit us from completing any of the transactions described in the preceding sentence with a 10% shareholder who has held the shares more than three years and its related entities unless the transaction is approved by our Board of Directors or a majority of our shares, other than shares owned by that 10% shareholder or any related entity.  These provisions could delay, defer or prevent a change in control of Cyberlux Corporation.

Dividend Policy

         We have just begun operations, have had only limited revenues, have not had any earnings or net profits, and have not paid any cash dividends on our Common Stock. Our Board of Directors has no present intention of declaring any cash dividends, as we expect to re-invest all profits in the business for additional working capital for continuity and growth. The declaration and payment of dividends in the future will be determined by our Board of Directors considering the conditions then existing, including our earnings, financial condition, capital requirements, and other factors.

[Balance of this page intentionally left blank]

 Part II

 Item 1.     Market for Common Equity and Related Stockholder Matters

 A.    Market Information

             There is no current market for our common equity.  Additionally, our common equity is subject to outstanding options (see Stock Option Plan page 13) and shares of our common equity have been sold pursuant to Rule 144 of the Securities Act (see Item 4. Recent Sale of Unregistered Securities page 17), which could have a material effect on the on the market price of our common equity.

            There are currently 762,966 shares of our common stock which are freely tradable and which are held of record by approximately 46 people.  The remaining 5,389,430 shares will become freely tradable in accordance with the requirements of Rule 144.  Any shares held by affiliates of us, which would otherwise be freely tradable, will be subject to the resale limitations under Rule 144.  In general, under Rule 144, as currently in effect, a person, or persons whose shares are aggregated, who has beneficially owned shares for at least one year would be entitled to sell, within any three month period, that number of shares that does not exceed the greater of one percent (1%) of the then-outstanding shares of common stock and the average weekly trading volume in the common stock during the four calendar weeks immediately preceding the date on which the notice of sale is filed with the Securities and Exchange Commission, provided certain manner of sale and notice requirements and public information requirements are satisfied.

            In addition, affiliates of ours must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of common stock.  As defined in Rule 144, an affiliate of an issuer is a person who, directly or indirectly, through the use of one or more intermediaries controls, or is controlled by, or is under common control with, he issuer.  Under Rule 144(k), a holder of restricted securities who is not deemed an affiliate of the issuer and who has beneficially owned shares for at least two years would be entitled to sell shares under Rule 144(k) without regard to the limitations described in the paragraph above.

 B.    Holders

As of December 31, 2001,we had approximately 110 stockholders of record.

D.    Reports to Shareholders

            We will furnish our shareholders with annual reports containing audited financial statements and such other periodic reports as we determine to be appropriate or as may be required by law.  We are filing this Form 10-SB voluntarily with the intention of establishing the fully reporting status of Cyberlux Corporation, with the SEC.  Upon the effectiveness of this Registration Statement, we will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.     Transfer Agent and Registrar

            The Transfer Agent for our shares of common stock is Pacific Stock Transfer Company, 500 East Warm Springs Road, Suite 240, Las Vegas, Nevada 898119. The telephone number is (702) 361-3033.

 Item 2.     Legal Proceedings

            On April 18, 2001, Cyberlux filed a civil complaint against Light Technology, Inc., Ervin J. Rachwal, Safe-Light Industries, LLC a/k/a JFER Innovations Group, LLC, James Meyer and John Fleming alleging fraud, breach of contract, monies lent, misappropriation of trade secrets, conspiracy and sought injunctive relief against the defendants to prevent them from misappropriating trade secrets as well as to recover monetary damages

            On May 11, 2001, the Court granted a temporary injunction against the Defendants.

           On June 5, 2001, the Defendants filed their Answer denying the allegations of the Complaint and filed a counterclaim alleging fraud, violation of Trade Secret Act, breach of contract and money lent.

           On January 18, 2002, the Court granted the Defendants' Motion to Dissolve the Injunction.

           On January 28, 2002, Cyberlux filed a Motion for Rehearing or Clarification of the Motion to Dissolve.

           A hearing on the Cyberlux Motion for Rehearing or Clarification of the Motion to Dissolve was scheduled for March 18, 2002, but was cancelled by the Court and has not been rescheduled.  The injunction still remains in effect until the Court rules on this Motion.

Background:

           Cyberlux came into contact with Light Technology, Inc. (LTI) and Rachwal in early 2000.  We were seeking someone with the knowledge and expertise to assist us in the development of an emergency light using white LEDs.  LTI and Rachwal represented that they they had such knowledge and expertise and could finalize the development of the Cyberlux emergency light by September 30, 2000 so that we could begin manufacturing and selling the emergency light by November 2000.  Rachwal and LTI also advised us that we could acquire all the assets of LTI and the rights to LTI's flashlight which also used white LEDs provided Rachwal was made an officer and director of Cyberlux as well as be in charge of design work for the Company.

            In order to evaluate this offer, we requested accounting and financial records to verify the representations of LTI and Rachwal and to attempt to ascertain the value of LTI.  Despite repeated attempts, LTI and Rachwal were unable to provide adequate, verifiable financial records.  Nonetheless, in order allow LTI and Rachwal to proceed with the development of the emergency light in order to meet the November shipping deadline, Cyberlux and LTI entered into a Letter of Intent on June 12, 2000. This Letter of Intent also contained a confidentiality clause protecting our interests.  Pursuant to the Letter of Intent we paid LTI $100,000 to develop a prototype of an emergency storm light and possible acquisition of the assets of LTI based upon an independent evaluation of the of the worth of the assets.  We hired the Sarasota CPA firm, Kerkering, Barbario & Co. to independently do an evaluation of the LTI assets. Kerkering, Barbario came to the conclusion that LTI had no verifiable assets of any value.  Furthermore, LTI never developed and produced a working model of the emergency storm light.  We incurred meeting and travel expenses of $36,401.52 associated with LTI during the period June through December 2000.  $43,699.41 was expended for marketing expense in anticipation of the promised delivery of the light.  We also made loans to defendant Safe-Light in the Amount of $13,188.75 to assist in development and marketing of its products based upon representation that the assets of Safe-Light would be acquired by us.

           We instituted our complaint against the defendants when we learned, through a local newspaper article that LTI and Safe-Light had merged and had developed an emergency light.  We had confidentiality rights with both companies.  The defendants breached their contracts with us by misappropriating trade secrets and we are seeking monetary damages as well injunctive relief to prevent them from capitalizing on the misappropriation of trade secrets.  Despite the news article in which Rachwal announced that LTI had developed an emergency light, he  did not object to the injunction stating that he did not have such a light.

           There is no similarity between our product, the Home Safety Light, and LTI's product, known as the Pal Light.  Our product, which is described in detail in the business section, has 10 diodes and provides a blanket of light to light up a room in the event of a power outage.  The LTI product is a small flashlight that uses one diode.  The two products are not in the same category.

           Defendant LTI claims that we breached the contract terms of the letter of intent and joint venture agreement by failing to maintain confidential disclosed to us and intentionally disclosing confidential information to third parties.  Despite receiving $100,000 from us defendants claim we failed to fund the development of the Light and claim that we owe them in excess of $100,000 by breaching the letter of intent and joint venture agreement..  Further, defendants claim we failed to pay fees set forth in the licensing agreement notwithstanding that the condition precedent to pay said fees (the successful completion of a private placement by us,  which was subsequently withdrawn due to market conditions).

           Defendant Safe-Light allege that we requested that they assist us in raising funding for the products discussed in the complaint.  We actually loaned them funds for the development of their barricade light.

           In the event that LTI and Rachwal are successful in their claims, we would still be able to sell our product since we have patent applications pending to protect our product.

           The Company intends to fully prosecute the Company's claims and actions against the Defendants and denies as specious the Defendants' allegations against the Company in their counterclaim. This litigation is still in the discovery stage and the ultimate outcome cannot presently be determined.

Court:               Circuit Court of the Twelfth Judicial District In and For Sarasota County, Florida.

Case Name:      Cyberlux Corporation, Plaintiff v. Ervin J. Rachwal, Light Technology, Inc., Safe-Light Industries, LLC a/k/a JFER Innovations Group, LLC, James Meyer and John Fleming.

Case Number:       2001 CA 005309 NC Div. C.

 Item 3.     Changes in and Disagreements with Accountants

                None.

  Item 4.     Recent Sale of Unregistered Securities

             The following discussion describes all the securities we have sold within the past three fiscal years:

            On May 17, 2000, we were incorporated under the laws of the State of Nevada as Cyberlux Corporation.  We are authorized to issue 20,000,000 shares of common stock, par value $0.001, and 5,000,000 shares of preferred stock, par value $0.001.

            On May 19, 2000, we issued 1,640,000 shares of our common stock with par value of $0.001 per share to nine founding individuals, which were fully paid and non-assessable in exchange for cash of $2,200.  All shares issued y the Company were issued in accordance with Section 4(2) of the Securities Act of 1933.

           During May 2000, we issued 750,000 shares of our $0.001 par value common stock in exchange for research and development costs paid by Research Econometrics, LLP in the amount of $68,753. The shares were issued in accordance with Section 4(2) of the Securities Act.  No broker or dealer was involved in the transaction and no discounts or commissions were paid.

           During May 2000, the Company issued 875,000 shares of its $0.001 par value common stock to Donald F. Evans in exchange for consulting services valued at $36, 585.  The shares were issued in accordance with Section 4(2) of the Securities Act.  No broker or dealer was involved in the transaction and no discounts or commissions were paid.

            During July 2000, we issued 288,000 shares of our $0.001 par value common stock in exchange for convertible debentures in the amount of $40,000 through a private placement. The shares were issued in accordance with Section 4(2) of the Securities Act.  No broker or dealer was involved in the transaction and no discounts or commissions were paid.

            On November 30, 2000, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada and the State of Arkansas.  This offering was conducted on a best efforts basis and was not underwritten.  We sold 640,171 shares of common stock, par value, at a price of $0.15 per share to 51 unaffiliated shareholders of record, none of whom were or are our officers or directors.  The offering was sold for  $96,026 in cash.

            During November 2000, 122,795 shares of common stock were issued to a consulting firm in services renderedvalued at $18,419. The shares were issued in accordance with Section 4(2) of the Securities Act.  No broker or dealer was involved in the transaction and no discounts or commissions were paid.

            Listed below are the requirements set forth under Regulation D, Rule 504 and the facts, which support the availability of Rule 504 to this offering:

            Exemption

             Offers and sales of securities that satisfy the conditions in paragraph (b) of this Rule 504 by an issuer that is not:

  Subject to the reporting requirements of section 13 or 15(d) of the Exchange Act;
  An investment company; or
  A development stage company that either has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person, shall be exempt from the provision of section 5 of the Act under section 3(b) of the Act.

            At the time of the offering, we were not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act.  Further, we have never been considered to be an investment company.  In addition, we have continuously pursued our specific business plan of developing and manufacturing optoelectronic products.

            Conditions to be met

            General Conditions - To qualify for exemption under this Rule 504, offers and sales must satisfy the terms and conditions of Rule 501 and Rule 502 (a), (c) and (d), except that the provisions of Rule 502 (c) and (d) will not apply to offers and sales of securities under this Rule 504 that are made:

1.       In one or more states that provide for the registration of the securities that require the filing and delivery to investors of a prospectus before sale, and are made in accordance with those state provisions;

2.       In one or more states that have no provision for the registration of the securities or the filing or delivery of a disclosure document before sale, if the securities have been registered in at least one state that provides for such registration, public filing and delivery before sale, offers and sales are made in that state in accordance with such provisions, and the disclosure document is delivered before sale to all purchasers; or

3.       Exclusively according to state law exemptions from registration that permit general solicitation and general advertising so long as sales are made only to accredited investors as defined in Rule 501(a).

          On August 21, 2000, we were issued a notice of effectiveness by the State of Nevada, in response to our application for registration by qualification in that state.  The application for registration by qualification was filed in accordance with the provisions of NRS 90.490, which requires the public filing and delivery to investors of a disclosure document before sale.

          On October 31, 2000, we were issued a notice of effectiveness by the State of Arkansas, in response to our application for registration by qualification in that state.  The application for registration by qualification was filed pursuant to Arkansas Code Ann. Section 23-42-503(b) and Rule 503.01(B)(1) of the Rules of the Commissioner, which requires the public filing and delivery to investors of a disclosure document before sale.  This offering was conducted exclusively in the states of Nevada and Arkansas.

           Proceeds of the Offering - The aggregate offering price for an offering of securities under this Rule 504, as defined in Rule 501(c), shall not exceed $1,000,000, less the aggregate offering price for all securities sold within the twelve months before the start of and during the offering of securities under this Rule 504, in reliance on any exemption under section 3(b), or in violation of section 5(a) of the Securities Act.  The aggregate offering price was $345,000, of which $96,026 was sold.

            In January 2001, holders of the Company's convertible notes payable elected to convert $104,817 in debt in exchange for 698,782 shares of the Company's $0.001 par value common stock.

           There have been no other issuances of common or preferred stock.

 Item  5.     Indemnification of Directors and Officers

            Our Articles of Incorporation and bylaws provide for the indemnification of any present or former director or officer. Our officers and directors will be indemnified and held harmless to the fullest extent of permissible under the laws of the State of Nevada against all expenses, liability and loss including attorneys' fees, judgments, fines, and amounts paid or to be paid in a settlement.  Moreover, pursuant to Nevada Revised Statutes Section 78.750 and 751 we must indemnify any of our directors, officers, employees or agents who are successful on the merits or otherwise in defense on any action or suit.  Such indemnification shall include, expenses, including attorney's fees actually or reasonably incurred by him.  Nevada law also provides for discretionary indemnification for each person who serves as or at our request as one of our officers or directors.  We may indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is one of our directors or officers.  Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interests.  In a criminal action, he must not have had a reasonable cause to believe his conduct was unlawful.

Director's and Officer's Liability Insurance

         At present, we do not have any liability insurance for the benefit of its officers and directors. Because of the expected cost of such insurance, we have no present plans to obtain such insurance.

SEC Position on Indemnification for Security Act Liability

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, we have been advised that is the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than our payment of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suite or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

FINANCIAL STATEMENTS

G. BRAD BECKSTEAD
Certified Public Accountant

330 E. Warm Springs
Las Vegas, NV 89119
702.257.1984
702.362.0540 fax

INDEPENDENT AUDITORS REPORT

June 14, 2002

Board of Directors
Cyberlux Corporation
Las Vegas, NV

I have audited the Balance Sheet of Cyberlux Corporation (a Development Stage Company), as of December 31 2000, and the related Statements of  Losses,  Deficiency in  Stockholders Equity, and Cash Flows for the period from May 17, 2000 (Date of Inception) to December 31, 2000.  These financial statements are the responsibility of the Company's management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America.  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cyberlux Corporation, (A Development Stage Company), as of December 31, 2000, and the results of its operations and its cash flows for the period from May 17, 2000 (Date of Inception) to December 31, 2000 in conformity with generally accepted accounting principles in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern.  As discussed in Note 8 to the financial statements, the Company has had limited operations and has not commenced planned principal operations.  This raises substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 8.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ G. BRAD BECKSTEAD
G. Brad Beckstead
Certified Public Accountant

Cyberlux Corporation
(a Development Stage Company)
Balance Sheet

December 31,
2000
Assets

Current assets:
Cash	$21,697
Total current assets	21,697

Fixed assets, net of accumulated depreciation of $676	3,538

Other assets:
Deposit	1,819
1,819
$27,054

Liabilities and Deficiency in Stockholders' Equity

Current liabilities:
Accrued interest	$1,267
Management fees payable - related party (Note 7)	56,500
Notes payable - officers and shareholders ( Note 7)	13,500
Note payable (Notes 5and 6)	132,455
Total current liabilities	203,722

Deficiency in Stockholders' Equity:
Preferred stock, $0.001 par value, 5,000,000
shares authorized, no shares issued and
Outstanding	-
Common stock, $0.001 par value, 20,000,000
shares authorized 4,315,966 shares issued
and outstanding	4,316
Additional paid-in capital	273,667
(Deficit) accumulated during development stage	(454,651)

Total deficiency in stockholders' equity	(176,668)
$27,054

See accompanying notes to financial statements

Cyberlux Corporation
(a Development Stage Company)
Statement of Losses

For the period May 17, 2000 (Inception) to December 31, 2000,

Revenue	$-

Expenses:
Marketing and advertising expense	44,013
Depreciation and amortization expense	676
Organizational costs	25,473
Research and development costs	157,314
Management and consulting fees - related party	153,730
General and administrative expenses	71,041

Total expenses	452,247

(Loss) from operations	(452,247)

Other income (expense):
Interest (expense)	(2,444)
Interest income	40

Net (loss)	$(454,651)
Income (tax) benefit	-
Net Loss	$(454,651)

Weighted average number of common
shares outstanding - basic and fully diluted	3,579,709

Net (loss) per share - basic and fully diluted	$(0.13)

See accompanying notes to financial statements

Cyberlux Corporation
(a Development Stage Company)
Statement of Deficiency in Stockholders' Equity
For the Period May 17, 2000 (Date of Inception) to December 31, 2000

				(Deficit)
				Accumulated
			Additional	During	Total
	Common Stock		Paid-in	Development	Stockholders'
	Shares	Amount	Capital	Stage	(Deficit)

Common shares issued in May, 2000 to founders in exchange for cash at $ .0001 per share	1,640,000	$1,640	$560	$	$2,200
Common shares issued in May, 2000 in exchange for research and development services valued at $.09 per share	750,000	750	68,003		68,753
Common shares issued in May 2000 in exchange for services valued at $. 05 per share	875,000	875	35,710		36,585
Common shares issued in July, 2000 in exchange for convertible debt at $ .15 per share	288,000	288	39,712		40,000
Capital contributed by principal shareholders	-	-	16,000		16,000
Common shares issued in November 2000 for cash in connection with private placement at $. 15 per share	640,171	640	95,386		96,026
Common shares issued in November 2000 in exchange for services valued at $. 15 per share hares issued for consulting services	122,795	123	18,296		18,419
Net (loss)	-	-	-	(454,651)	(454,651)
Balance, December 31, 2000	4,315,966	$4,316	$273,667	$(454,651)	$(176,668)

See accompanying notes to financial statements

Cyberlux Corporation
(a Development Stage Company)
Statement of Cash Flows
For the Period May 17, 2000 (date Of inception) through December 31, 2000

Cash flows from operating activities
Net (loss)	$(454,651)
Depreciation and amortization expense	676
Stock options issued for consulting services	55,004
Shares issued for research and development	68,753
Adjustments to reconcile net (loss) to
cash (used) by operating activities:
(Increase) in deposit	(1,819)
Increase in accrued interest	1,267
Increase in management fees payable - related party	56,500
Net cash provided by (used in) operating activities	(274,270)
Cash flows from investing activities
Purchase of fixed assets, net	(4,214)
Net cash provided (used in) by investing activities	(4,214)
Cash flows from financing activities
Proceeds from notes payable, net	172,455
Proceeds from notes payable - shareholders	13,500
Capital contributed by shareholders	16,000
Issuance of common stock, net	98,226
Net cash provided by (used in) financing activities	300,181
Net increase (decrease) in cash	21,697
Cash - beginning of period	-
Cash - end of period	$21,697

Supplemental disclosures:
Interest paid	$1,202
Income taxes paid	-
Non-cash investing and financing activities:
Shares issued in connection with research and development consulting services	68,743
Shares issued in exchange for debt	40,000
Shares issued in connection with services rendered	55,004

See accompanying notes to financial statements

Cyberlux Corporation
(A Development Stage Company)
 December 31, 2000

Notes to Financial Statements

Note 1 - History and organization of the company

Business and Basis of Presentation

Cyberlux Corporation (the Company) was formed on May 17, 2000 under the laws of the State of Nevada. The Company  is in the development stage and its efforts have been principally devoted to designing, developing manufacturing and marketing advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements.  To date the Company has generated no revenues, has incurred expenses, and has sustained losses.  Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.  For the period from inception through December 31, 2000, the Company has accumulated losses of $ 454,651.

Note 2 - Accounting policies and procedures

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Accounting method

The Company reports income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and cash equivalents

The Company maintains a cash balance in a non-interest-bearing account that currently does not exceed federally insured limits.  For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.  There are no cash equivalents as of December 31,  2000.

Revenue Recognition

The Company  will  follow  a policy of recognizing  revenues upon shipment of products.

Property and Equipment

For financial statement purposes, property and equipment will be depreciated using the straight-line method over their estimated useful lives (three to five years for furniture, fixtures and equipment).  The straight-line method of depreciation is also used for tax purposes.

Advertising costs
The Company expenses all costs of advertising as incurred.  The Company incurred $13,645 of   advertising costs in 2000.

Impairment of long lived assets

Long lived assets held and used by the Company are reviewed for possible impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable or is impaired.  No such impairments have been identified by management at December 31,  2000.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2000.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values. These financial instruments include cash and accounts payable. Fair values were assumed to approximate carrying values for cash and payables because they are short term in nature and their carrying amounts approximate fair values or they are payable on demand.

Reporting on the costs of start-up activities

Statement of Position 98-5 (SOP 98-5), Reporting on the Costs of Start-Up Activities, which provides guidance on the financial reporting of start-up costs and organizational costs, requires most costs of start-up activities and organizational costs to be expensed as incurred.  SOP 98-5 is effective for fiscal years beginning after December 15, 1998.  With the adoption of SOP 98-5, there has been little or no effect on the Company's financial statements.

 Stock-Based Compensation:

The Company accounts for stock-based awards to employees in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations and has adopted the disclosure-only alternative of FAS No. 123, Accounting for Stock-Based Compensation. Options granted to consultants, independent representatives and other non-employees are accounted for using the fair value method as prescribed by FAS No. 123.

Loss per share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) Earnings Per Share.  Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period.

Dividends

The Company has not adopted any policy regarding payment of dividends.  No dividends have been paid or declared since inception.

Segment reporting

The Company follows Statement of Financial Accounting Standards No. 130, Disclosures About Segments of an Enterprise and Related Information. The Company operates as a single segment and will evaluate additional segment disclosure requirements as it expands its operations.

Income taxes

The Company follows Statement of Financial Accounting Standard No. 109, Accounting for Income Taxes (SFAS No. 109) for recording the provision for income taxes.  Deferred tax assets and liabilities are computed based upon the difference between the financial statement and income tax basis of assets and liabilities using the enacted marginal tax rate applicable when the related asset or liability is expected to be realized or settled.  Deferred income tax expenses or benefits are based on the changes in the asset or liability during each period.  If available evidence suggests that it is more likely than not that some portion or all of the deferred tax assets will not be realized, a valuation allowance is required to reduce the deferred tax assets to the amount that is more likely than not to be realized.  Future changes in such valuation allowance are included in the provision for deferred income taxes in the period of change.

Deferred income taxes may arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods.  Deferred taxes are classified as current or non-current, depending on the classification of assets and liabilities to which they relate.  Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse.

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, accounts payable and accrued expenses  at December 31, 2000 approximate fair value due to the relatively short period of time between origination of the instruments and their expected realization. Our debt is carried at cost, which approximates fair value, as the debt bears interest at rates approximating current market rates for similar instruments.

Liquidity

The  Company is in the development stage and its efforts have been principally devoted to designing, developing manufacturing and marketing advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements.  To date the Company has generated no sales revenues, has incurred expenses, and has sustained losses.  As shown in the accompanying financial statements, the Company incurred a net loss of $  454,651  from its inception through December 31, 2000.  The Company's current liabilities exceeded its current assets by $  182,025 as of December 31, 2000. Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise

Recent pronouncements

The FASB recently issued Statement No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of Effective Date of FASB Statement No. 133.  The Statement defers for one year the effective date of FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities.  The rule now will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000.  In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities.  The Statement will require the company to recognize all derivatives on the balance sheet at fair value.  Derivatives that are not hedges must be adjusted to fair value through income, if the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings.  The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.  The company does not expect SFAS No. 133 to have a material impact on earnings and financial position.

In December 1999, the Securities and Exchange Commission released Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (SAB No. 101), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements.  SAB No. 101 did not impact the company's revenue recognition policies.

 In March 2000, the FASB issued Interpretation No. 44 (FIN 44), Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB 25. FIN 44 clarifies the application of APB 25 for (a) the definition of employee for purposes of applying APB 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence for various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain provisions cover specific events that occur after either December 15, 1998, or January 12, 2000. The adoption of certain other provisions of FIN 44 prior to July 30, 2000 did not have a material effect on the financial statements. The Company does not expect that the adoption of the remaining provisions will have a material effect on the financial statements.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. (FAS) 141, Business Combinations (FAS 141) and FAS 142, Goodwill and Other Intangible Assets (FAS 142).FAS 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. FAS 142 addresses the initial recognition and measurement of intangible assets acquired outside of a business combination, whether acquired individually or with a group of other assets, and the accounting and reporting for goodwill and other intangibles subsequent to their acquisition. These standards require all future business combinations to be accounted for using the purchase method of accounting. Goodwill will no longer be amortized but instead will be subject to impairment tests at least annually.

The Company is required to adopt FAS 141 and FAS 142 on a prospective basis as of January 1, 2002; however, certain provisions of these new standards may also apply to any acquisitions concluded subsequent to June 30, 2001. As a result of implementing these new standards, the Company will discontinue the amortization of goodwill as of December 31, 2001. The Company does not believe that the adoption of FAS 141 and 142 will have a material impact on its  financial statements.

In October 2001, the Financial Accounting Standards Board issued FAS 144,Accounting for the Impairment or Disposal of Long-Lived Assets (FAS 144).  FAS 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This statement supersedes FAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of (FAS 121) and related literature and establishes a single accounting model, based on the framework established in FAS 121, for long-lived assets to be disposed of by sale. The Company is required to adopt FAS 144 no later than January 1, 2002. The Company does not believe that the adoption of FAS 144 will have a material impact on its  financial statements.

Note 3 - Income taxes

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes  (SFAS No. 109), which requires use of the liability method.   SFAS No.  109 provides that deferred tax assets and liabilities are recorded based on the differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, referred to as temporary differences.  Deferred tax assets and liabilities at the end of each period are determined using the currently enacted tax rates applied to taxable income in the periods in which the deferred tax assets and liabilities are expected to be settled or realized.

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income before provision for income taxes.  The sources and tax effects of the differences are as follows:

U.S federal statutory rate        (34.0%)
  Valuation reserve                    34.0%
     Total                                            -%

As of December 31, 2000, the Company has a net operating loss carryforward of approximately $ 450,000 for tax purposes, which will be available to offset future taxable income.  If not used, this carryforward will expire in 2020. The deferred tax asset relating to the operating loss carryforward of approximately $153,000 has been fully reserved at December 31, 2000.

Note 4 - Property and equipment

The Company acquired $4,214 of office equipment during the  period  ended December 31, 2000.

Depreciation expense charged  to operations for the period ended December 31, 2000  was  $676.

Note 5 - Notes payable

Notes payable at December 31, 2000 are as follows:

10 % convertible notes payable, unsecured and due  January  , 2001; accrued and unpaid interest due at maturity; Noteholders has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock at a rate of $ .15 per share (see Note 6).

$ 117,455

10 % convertible note payable, unsecured and due December , 2001; accrued and unpaid interest due at maturity; Noteholder has the option to convert unpaid note principal together with accrued and unpaid interest to the Company's common stock at a rate of $ .50 per share (see Note 6).	15,000

1
132,455
Less: current portion	(132,455)
$ -

During the period ended December 31, 2000, certain holders of the Company's convertible notes elected to convert their debentures totaling $40,000 into 288,000 shares of the Company's common stock.

Note 6 - Stockholder's equity

The Company has authorized 20,000,000 shares of common stock, with a par value of $.001 per share. The Company has also authorized 5,000,000 shares if preferred stock, with a par value of $.001 per share.

During May, 2000, the Company issued 1,640,000 shares of its common stock to its founders in exchange for cash of $2,200.

During May 2000, the Company issued 750,000 shares of its common stock in exchange for research and development and organizational costs paid for by Research Econometrics, LLP  the totaling $68,753. The stock issued was valued at approximately  $.09 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services rendered.

During May 2000, the Company issued 875,000 shares of its  common stock to an officer of the Company for consulting services valued at $36,585. The stock issued was valued at approximately  $.05 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services rendered.

In  May, 2000  the Company issued  $40,000 of notes payable convertible into the Company's common stock at a price equal to   $.15 per share . In July 2000, the holders of the notes payable elected to convert $ 40,000 of the notes , plus accrued interest , in exchange for  288,000 shares of the Company's   common stock (see Note 5).

In November , 2000  the Company issued  640,171 shares of common stock in exchange for $ 96,026 in connection with a private placement memorandum, net of costs.

During November 2000, the Company issued 122,795 shares of its  common stock in exchange   for services totaling  $18,419. The stock issued was valued at approximately  $.15 per share, which represents the fair value of the stock issued, which did not differ materially from the value of the services rendered.

Note 7 - Related Party Transactions

The Company entered into a sub-lease agreement with Research Econometrics, LLP, which provides the Company the ability to continue the research and development efforts of the Electrochemical Portable Power Plant and Lighting System.  The agreement is on a month-to-month basis.  Total rental expense charged to operations  for the period  ending December 31, 2000,  was  $10,606.

The Company issued 997,795 shares of its $0.001 par value common stock to officers and shareholders of the Company for consulting services totaling $55,004 as of December 31, 2000.

The Company accrued management fees payable to officers and shareholders of the Company totaling $56,500 as of December 31,  2000.

From time to time, the  Company's principal officers have advanced funds to the Company for working capital purposes in the form of unsecured promissory notes accruing interest at 12% per annum.  As of December 31,  2000, the balance due from the officers  is $ 13,500.

Note 8 - Going concern

The accompanying statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  As shown in the accompanying financial statements the Company has incurred losses from operations from its inception on May 17, 2000 through December 31, 2000 in the amount of $  454,651.    In addition, the Company's current liabilities exceed its current assets by $  182,025. These factors among others may indicate that the Company will be unable to continue as a going concern for a reasonable period of time.

The Company is actively pursuing additional equity financing through discussions with investment bankers and private investors.  There can be no assurance the Company will be successful in its effort to secure additional equity financing.

If operations and cash flows continue to improve through these efforts, management believes that the Company can continue to operate.  However, no assurance can be given that management's actions will result in profitable operations or the resolution of its liquidity problems.

The Company's existence is dependent upon management's ability to develop profitable operations and resolve it's liquidity problems.  Management anticipates the Company will attain profitable status and improve its liquidity through the continued developing, marketing and selling of its products and additional equity investment in the Company.  The accompanying financial statements do not include any adjustments that might result should the Company be unable to continue as a going concern.

Page

Interim Financial Statements (Unaudited)

Condensed Balance Sheet:	F-12
September 30, 2001

Condensed Statements of Losses:	F-13
Three Months Ended September 30, 2001 and 2000

Nine Months Ended September 30, 200 The Period from May 17, 2000 (Date of Inception) to September 30, 2000 and The Period from May 17, 2000 (date of Inception) to September 30, 2001

Condensed Statements of Cash Flows :	F-14
Nine Months Ended September 30, 2001 , the Period from May 17, 2000 (Date of Inception) to September 30, 2000 and the Period from May 17, 2000 (date of Inception) to September 30, 2001

Condensed Statement of Deficiency in Stockholder's Equity :	F-15
For the period May 17, 2000 (Date of Inception) to September 30, 2001

Notes to Condensed Financial Statements:	F-16
September 30, 2001

CYBERLUX CORPORATION ( A Development Stage Company) CONDENSED BALANCE SHEET

September 30, 2001
Unaudited
ASSETS

CURRENT ASSETS
Cash	$ 1,835
Total current assets	1,835

PROPERTY AND EQUIPMENT, NET	2,527

OTHER ASSETS	6,819
$ 11,181
======

LIABILITIES AND DEFICIENCY IN STOCKHOLDER'S EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$ 1,267
Accrued management fees	220,171
Notes payable , net	55,500
Notes payable - shareholders, net	131,757
Total current liabilites	408,695

DEFICIENCY IN STOCKHOLDER'S EQUITY
Preferred Stock	-
Common Stock	5,151
Additional Paid n Capital	443,899
Defict accumulated during development stage	(846,564)
Total deficiency in Stockholdes' Equity	(397,514)
$ 11,181
=======

See accompanying footnotes to the unaudited condensed  financial statements

CYBERLUX CORPORATION (A Development Stage Company) CONDENSED STATEMENT OF LOSSES (UNAUDITED)
	Three Months Ended September 30, 2001	Three Months Ended September 30, 2000	Nine Months Ended September 30, 2001	May 17, 2000 (Date of Inception) through September 30, 2000	May 17, 2000 (Date of Inception) through September 30, 2001

Costs and Expenses:
Selling, general and administrative	$ 68,867	$ 44,014	$ 343,410	$ 88,826	$ 638,496
Research and development costs	5,000	118,759	47,000	123,814	202,814
Interest	322	-	492	278	3,567
Depreciation and amortization	1,012	-	1,011	503	1,687
Total operating expenses	75,201	162,773	391,913	213,421	(846,564)

Loss from Operations	(75,201)	(162,773)	(391,913)	(213,421)	(846,564)

Other Income	-	-	-	-	-
Income (Tax) Benefit	-	-	-	-	-
Net Loss	$ (75,201)	$ (162,773)	$ (391,913)	$ (213,421)	$ (846,564)
	=======	=======	=======	=======	=======
Loss per common share (basic and assuming dilution)	$ (0.01)	$ (0.05)	$ (.08)	$ (0.06)
	=======	=======	=======	=======

Weighted average common shares outstanding	5,014,748	3,457,000	4,937,106	3,409,000
	=======	=======	=======	=======

 See accompanying footnotes to the unaudited condensed  financial statements

CYBERLUX CORPORATION ( A Development Stage Company) CONDENSED STATEMENT OF CASH FLOWS (UNAUDITED)
	Nine Months Ended September 30, 2001	May 17, 2000 (Date of Inception) Through September 30, 2000	May 17, 2000 (Date of Inception) Through September 30, 2001
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$ (391,913)	$ (213,421)	$ (846,564)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	1,011	503	1,687
Shares and options issued in exchange for consulting services	52,500	36,585	107,504
Shares issued in exchange for research and development	-	68,753	68,753
Adjustments to reconcile net loss to cash (used) by operating activities:
(increase ) in deposits	(5,000)	(1,819)	(6,819)
Increase in accrued interest	-	249	1,267
Increase in management fee payable	150,171	-	220,171
NET CASH USED BY OPERATING ACTIVITIES	(193,231)	(109,150)	(454,001)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property an equipment, net
NET CASH (USED) IN INVESTING ACTIVITIES	-	(1,856)	(4,214)
	-	(1,856)	(4,214)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from notes payable, net	159,619	95,025	200,317
Proceeds from notes payable to shareholders,net	-	-	131,757
Repayment of notes payable to shareholders, net	-	-	-
Capital contributed by shareholders	-	16,000	16,000
Issuance of common stock, net	13,750	2,200	111,976
NET CASH PROVIDED BY FINANCING ACTIVITIES	173,369	113,225	460,050
NET (DECREASE) INCREASE IN CASH AND EQUIVALENTS	(19,862)	2,219	1,835
Cash and cash equivalents at beginning of period	21,697	-	-
Cash and cash equivalents at end of period	$ 1,835	$ 2,219	$ 1,835
	=========	=========	=========
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest	$ -	$ 278	$ 1,202
Income taxes paid	-	-	-
Shares issued in connection with research and development consulting services	-	68,753	68,753
Shares issued in exchange for debt	102,455	40,000	144,817
Common stock and options issued in exchange for services rendered	52,500	36,585	107,504

See accompanying footnotes to the unaudited condensed  financial statements

CYBERLUX CORPORATION ( A Development Stage Company) CONDENSED STATEMENT OF DEFICIENCY IN STOCKHOLDERS' EQUITY FOR THE PERIOD MAY 17, 2000 (DATE OF INCEPTION) THROUGH SEPTEMBER 30, 2001 (UNAUDITED)

	Common Stock		Additional Paid in Capital	Deficiency Accumumulated During Development Stage	Total Deficiency in Stockholders' Equity
	Shares	Amount
Common shares issued in May, 2000 to founders in exchange for cash at $ .0001 per share	1,640,000	$ 1,640	$ 560	$ -	$ 2,200
Common shares issued in May, 2000 in exchange for research and development services valued at $.09 per share	750,000	750	68,003		68,753
Common shares issued in May, 2000 in exchange for services valued at $. 05 per share	875,000	875	35,710		36,585
Common shares issued in July, 2000 in exchange for convertible debt at $ .15 per share	288,000	288	39,712		40,000
Capital contributed by principal shareholders	-	-	16,000		16,000
Common shares issued in November, 2000 for cash in connection with private placement at $. 15 per share	640,171	640	95,386		96,026
Common shares issued in November, 2000 in exchange for services valued at $. 15 per share hares issued for consulting services	122,795	123	18,296		18,419
Net (loss)	-	-	-	(454,651)	(454,651)
Balance, December 31, 2000	4,315,966	4,316	273,667	(454,651)	(176,668)
Common shares issued in January , 2001 in exchange for convertible debt at $ .15 per share	698,782	699	104,118	-	104,817
Stock options issued in May, 2001, valued at $. 15 per option, in exchange for services	-	-	52,500	-	52,500
Common shares issued in September , 2001 for cash in connection with excercise of warrant at $.15 per share	3,000	3	447	-	450
Common shares issued in September , 2001 for cash in connection with excercise of warrant at $.10 per share	133,000	133	13,167	-	13,300
Net (loss)	-	-	-	(391,913)	(391,913)
Balance, September 30, 2001	5,150,748	$ 5,151	$ 443,899	$ (846,564)	$ (397,514)
	======	======	======	======	======

  See accompanying footnotes to the unaudited condensed  financial statements

CYBERLUX CORPORATION
NOTES TO CONDENSED FINANCIAL STATEMENTS
SEPTEMBER 30, 2001
(UNAUDITED)

NOTE A - SUMMARY OF ACCOUNTING POLICIES

General

The accompanying unaudited condensed financial statements have been prepared in accordance with the instructions to Rule 310(b) of Regulation S-B, and therefore, do not include all the information necessary for a fair presentation of financial position, results of operations and cash flows in conformity with generally accepted accounting principles.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. The results from developmental stage operations for the  nine  month period ended  September 30, 2001  are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. The unaudited consolidated financial statements should be read in conjunction with the financial statements and footnotes thereto included in the Company's SEC Form 10-SB, as amended.

Business and Basis of Presentation

Cyberlux Corporation (the Company) was formed on May 17, 2000 under the laws of the State of Nevada. The Company    is in the development stage and its efforts have been principally devoted to designing, developing manufacturing and marketing advanced lighting systems that utilize white (and other) light emitting diodes as illumination elements.  To date the Company has generated no revenues, has incurred expenses, and has sustained losses.  Consequently, its operations are subject to all risks inherent in the establishment of a new business enterprise.  For the period from inception through September 30, 2001 , the Company has accumulated losses of  $ 846,564.

III

 Item 1.     Index to Exhibits

Exhibit Number	Name and/or Identification of Exhibit

3	Articles of Incorporation & By-Laws
a. Articles of Incorporation of the Company filed May 17, 2000 *
b. By-Laws of the Company adopted May 19, 2000 *

10	Material Contracts
a. SCCS Proprietary Product Manufacturing Agreement *
b. Donald F. Evans Employment Agreement *
c. Alan H. Ninneman Employment Agreement *
d. John W. Ringo Employment Agreement *
e. Hynes, Inc. Agreement *
f. Robrady Agreement *
g. TKJ, Inc. Agreement *
h. ICT, Inc. Agreement *
i. Research Econometrics Agreement *

       Footnote:

*Previously filed and incorporated by reference herein.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cyberlux Corporation
(Registrant)

Date:       01/03/03

By:  /s/ John W. Ringo
John W. Ringo, Secretary, Corporate Counsel & Director